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                                                      Registration No. 333-77065
                                                Filed pursuant to Rule 424(b)(3)


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                                   CNET, INC.

                                 516,881 SHARES
                                  COMMON STOCK


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         Some of our stockholders are offering by this prospectus 516,881 shares of our common stock. We will not receive any of the proceeds from the stockholders' sale of the shares offered by this prospectus.

         Our common stock trades on the Nasdaq National Market under the symbol "CNET." The last reported sale price of our common stock on August 5, 1999, as reported by Nasdaq, was $35.88 per share.



                           ------------------------




         THIS INVESTMENT INVOLVES RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.



                           ------------------------




         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           ------------------------


                 The date of this prospectus is August 6, 1999.


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                               TABLE OF CONTENTS

Summary..................................................................... 1
Risk Factors................................................................ 5
Incorporation of Documents by Reference.....................................13
Where You Can Get More Information..........................................13
Selling Stockholders........................................................14
Plan of Distribution........................................................15
Use of Proceeds.............................................................15
Legal Matters...............................................................15
Experts.....................................................................15

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                                    SUMMARY

         This summary highlights some important information from this prospectus, but does not contain all material information about us or the offering. You should read this summary with the more detailed information and our financial statements and notes contained or incorporated by reference in this prospectus.

                                   CNET, INC.

         We are a leading media company. We provide consumers with information both online and on television regarding:

         o   computers

         o   the Internet

         o   digital technologies

We seek to use our editorial, technical, product database and programming expertise to engage consumers and attract advertisers. Based on the volume of traffic over our branded online network, we believe that we have established a leadership position in our market. We earn revenues from a combination of:

         o   banner and sponsorship advertising on our online network

         o   sales lead-based advertising services

         o advertising sales and licensing fees from our television programming

CNET ONLINE

         Our online division produces a network of information and services offered under our CNET brand through CNET.com, our gateway for consumers interested in information technology and technology products and services. Among the primary channels that users can access through CNET.com are:

         o CNET Search.com, an information source providing smart searches relating to computer and technological information

         o CNET Computers.com, a comprehensive source for computer hardware information combining broad product listings, descriptions and reviews

         o CNET Shopper.com, an extensive resource for determining where to buy computer products online with real-time pricing and links to manufacturers, retailers and resellers

         o CNET News.com, a technology information source offering news and analysis about the Internet and the computer industry

         o CNET Builder.com, an information source providing product reviews and industry news for the Web-builder community

         o CNET Gamecenter.com, an extensive gaming resource offering reviews, download information and links for popular computer games

         o   CNET Download.com, a comprehensive software download service

CNET TELEVISION

         Our television division, intended to strengthen our CNET brand and complement our online division, includes the Digital Domain, a two-hour programming block broadcast on USA Networks and The Sci-Fi Channel. Digital Domain includes:

         o   CNET Central (technology news)

         o   The Web (Internet and online services)


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         o   Cool Tech (consumer-oriented technology products)

         o   The New Edge (future technologies)
We also produce TV.com (technology products and news) and Tech Reports (90-second technology inserts for local news programs).


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SHOPPING SERVICES
         Our shopping services help consumers decide what products to buy and where to buy them. Our shopping services are a very efficient marketing channel for sellers of technology products who try to reach a targeted audience of potential buyers. We provide sales lead-based advertising services through CNET Computers.com and CNET Shopper.com. We believe that these services are among the industry's leading information resources for buyers of technology products.

         We help the consumer with the beginning phase of a product buying decision by providing high-quality editorial content, including reviews and recommendations. We supplement this information with real-time pricing information from competing vendors covering more than 120,000 products. We also provide one-click access to these vendors, which enables the consumer to order the desired product from the supplier of their choice.

OUR OTHER VENTURES

         We own approximately 9% (approximately 2.3 million shares) of Vignette Corporation (Nasdaq:VIGN), a manufacturer of Web publishing software, approximately 3% (approximately 750,000 shares) of Beyond.com (Nasdaq:BYND), an online reseller of commercial off-the-shelf computer software, and approximately 9% (approximately 1,350,000 shares of Series C Preferred Stock) of Raging Bull, Inc., a Web-based provider of business and financial news, commentary and chat forum.

         On May 9, 1999 we entered into an agreement to contribute our effective 40% ownership interest in Snap.com, a free Internet directory, search and navigation portal service controlled by NBC Multimedia, Inc., into a new company that will be called NBC Internet. NBC Internet will result from the merger of SNAP! LLC, the owner of Snap.com, XOOM.com, Inc. and some Internet related properties of the National Broadcasting Company, Inc., including NBC.com, Videoseeker.com, NBC Interactive Neighborhood and a 10% interest in CNBC.com. Upon the closing of this transaction we will own approximately 13% of NBC Internet, which will be a publicly traded company. We also entered into a three year agreement with NBC providing for broadcast of our television programming primarily on CNBC starting in October 1999, subject to the closing of the NBC Internet transaction.

STOCK SPLIT

         On April 21, 1999 we announced a 2-for-1 split of our common stock in the form of a stock dividend that was distributed on May 28, 1999 to our stockholders of record on May 10, 1999. Unless otherwise noted, information contained in this prospectus reflects this stock split.

OUR OPERATING RESULTS

         o On July 15, 1999, we announced quarterly results for the period ended June 30, 1999. Our revenues for the quarter totaled $25.6 million, a 92% increase over revenues of $13.3 million for the quarter ended June 30, 1998. Proforma net income for the quarter was $5.4 million, or $0.07 per share diluted, excluding goodwill amortization, equity losses and gains on the sale of equity investments, compared to net income of $186,000, or $0.00 per share diluted, for the second quarter of 1998. Including goodwill amortization, equity losses and gains from the sale of equity investments, net income equaled $9.2 million, or $0.11 per share diluted, for the second quarter of 1999.


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         o   Revenues for our online operations increased 109% to $23.8 million for the quarter, versus $11.4 million in the second quarter of 1998. Quarter-to-quarter traffic on our online operations increased 14% to 10.8 million average daily page views in the second quarter, from 9.5 million average daily page views in the first quarter. Our television operations remained profitable on revenues of $1.8 million in the second quarter of 1999. Revenues for television operations were $1.9 million in the second quarter of 1998.

MARKETING CAMPAIGN

         On July 1, 1999 we announced the launch of an extensive multimedia advertising campaign. We currently expect to spend approximately $100.0 million within the next six to eighteen months in connection with this campaign. The campaign will encompass television, radio, print, outdoor and online advertising in a number of major markets and will target information technology professionals, technology purchase decision makers and technology enthusiasts.

         We are a Delaware corporation. Our principal executive offices are located at 150 Chestnut Street, San Francisco, California 94111. Our phone number is (415) 395-7800.


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         This prospectus contains or incorporates by reference statements about our future that are not statements of historical fact. In some cases, you can identify these statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms, or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially and adversely from any forward-looking statement.
                                  RISK FACTORS
         Before investing in our common stock offered by this prospectus, you should carefully consider the following risk factors and warnings, in addition to the other information contained or incorporated by reference in this prospectus. Also, you should be aware that the risks described below are not the only ones facing us. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of those risks or any of the risks described below actually occur, our business, financial condition, prospects or results of operations could be materially and adversely affected. In that case, the trading price of the common stock offered in this prospectus could decline, and you may lose all or part of your investment.

         We Have a Limited Operating History and an Accumulated Deficit, Which Makes Your Evaluation of Us Difficult and Affects Many Aspects of Our Business. We have a limited operating history upon which you can evaluate us. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in the relatively new and rapidly evolving market for Internet products, content and services. These risks for us include, but are not limited to:

         o   an evolving and unpredictable business model

         o   uncertain acceptance of new services including CNET Shopper.com

         o   competition
         o   management of growth

We cannot assure you that we will succeed in addressing such risks. If we fail to do so, our revenues and operating results could be materially reduced.

         Additionally, our limited operating history and the emerging nature of the markets in which we compete makes the prediction of future operating results difficult or impossible. We cannot assure you that our revenues will increase or even continue at their current level or that we will maintain profitability or generate cash from operations in future periods. In addition, interest that we pay on our 5% convertible subordinated notes and costs of our acquisitions, including amortization of goodwill and other purchased intangibles and ongoing operating expenses, may further affect our operating results. From our inception until the third quarter of 1998, we incurred significant losses. As of December 31, 1998 we had an accumulated deficit of $51.2 million. We may incur additional losses in the future. We expect to incur losses in 1999 as a result of our recently announced marketing campaign. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indicating what our future performance will be.

         For each of the five years ended December 31, 1998 we did not have sufficient earnings to cover our fixed charges. If we continue to have insufficient earnings to cover our fixed charges, our financial results could be adversely affected. For example, if currently available cash and cash generated by operations is insufficient to satisfy our fixed charges or our liquidity requirements, we may be required to sell additional equity or debt securities. The sale of additional equity or debt securities that are convertible into equity would result in additional dilution to our stockholders. There can be no assurance that financing will be available in amounts or on terms that we find acceptable.


       We May Experience Fluctuations in Our Quarterly Operating Results, and May Not be Able to Adjust Our Spending in Time to Compensate For Any Unexpected Revenue Shortfall. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our planned expenditures could materially reduce our operating results and adversely affect our financial condition.

       Factors that may adversely affect our quarterly operating results attributable to our Internet operations include, among others:

         o        demand for Internet advertising

         o the addition or loss of advertisers, and the advertising budgeting cycles of individual advertisers

         o        the level of traffic on our network of Internet channels

         o the amount and timing of capital expenditures and other costs, including marketing costs, relating to our Internet operations

         o        competition

         o our ability to manage effectively our development of new business segments and markets

         o our ability to successfully manage the integration of operations and technology of acquisitions and other business combinations

         o our ability to upgrade and develop our systems and infrastructure

         o        technical difficulties, system downtime or Internet brownouts

         o        governmental regulation and taxation policies

         o general economic conditions and economic conditions specific to the Internet and Internet media

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         Quarterly operating results attributable to our television operations are generally dependent on the costs we incur in producing our television programming. If the costs of producing television programs exceed licensing and distribution revenues, we could incur losses with respect to our television operations. As a result of our strategy to cross market our television and Internet operations, a decrease in the number of viewers of our television programs may lead to a reduction in use of our Internet channels, which would materially reduce our revenues and adversely affect our financial condition.

         Due to all of the foregoing factors, it is likely that our operating results may fall below our expectations or the expectations of securities analysts or investors in some future quarter. If this happens, the trading price of our common stock would likely be materially and adversely affected.

         Our Internet Content and Services May Not be Accepted, Which Could Adversely Affect Our Profitability. Our future success depends upon our ability to deliver original and compelling Internet content and services that attract and retain users. We cannot assure you that our content and services will be attractive to a sufficient number of Internet users to generate revenues sufficient for us to sustain operations. If we are unable to develop Internet content and services that allow us to attract, retain and expand a loyal user base that is attractive to advertisers and sellers of technology products, we will be unable to generate revenue.

         Our Television Programming May Not be Successful, Which Could Adversely Affect Our Profitability. We cannot assure you that television broadcasters, cable networks or their viewers will accept our television programming. The successful development and production of television programming is subject to numerous uncertainties, including the ability to:

         o anticipate and successfully respond to rapidly changing consumer tastes and preferences

         o   obtain favorable distribution rights

         o   fund new program development

         o attract and retain qualified producers, writers, technical personnel and television hosts

We may be unable to increase or sustain our revenues if we fail to develop television programming that allows us to attract, retain and expand a loyal television audience, or if we fail to retain or develop distribution channels for our television programming.

         Our Failure to Compete Successfully Could Adversely Affect Our Prospects and Financial Results. The market for Internet content and services is new, intensely competitive and rapidly evolving. It is not difficult to enter this market and current and new competitors can launch new Internet sites at relatively low cost. We cannot assure you that we will compete successfully with current or future competitors. If we do not compete successfully, our financial results may be adversely affected.

         Failure to Effectively Manage Our Growth Could Result in Our Inability to Support and Maintain Our Operations. We have rapidly and significantly expanded our operations and anticipate that further expansion of our operations may be required in order to address potential market opportunities. This rapid growth has placed, and we expect it to continue to place, a significant strain on our management, operational and financial resources. We cannot assure you that:

         o our current personnel, systems, procedures and controls will be adequate to support our future operations

         o management will be able to identify, hire, train, motivate or manage required personnel

         o management will be able to successfully identify and exploit existing and potential market opportunities.

         If We Experience Difficulties With Our System Development and Operations, We Could Experience a Decrease in Revenues. Our Internet revenues consist primarily of revenues derived from the sale of advertisements and other fees from sellers of technology products on our Internet channels, in particular from arrangements with our advertising customers that provide for a guaranteed number of impressions. If our Internet channels are unavailable as a result of a system interruption we may be unable to deliver the number of impressions guaranteed


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by these agreements. During 1998, we experienced two power interruptions that resulted in the unavailability of our Internet channels and services for portions of two days. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our Internet channels or will be able to, in a timely manner, effectively upgrade and expand our systems.

         Our Financial Results Will Be Adversely Affected if We Fail to Sustain Our Advertising Revenues. Our revenues through December 31, 1998 were derived primarily from the sale of advertising and other fees from sellers of technology products on our Internet channels and from advertising and license fees from producing our television programs. Most of our advertising contracts can be terminated by the customer at any time on very short notice. If we lose advertising customers, fail to attract new customers or are forced to reduce advertising rates in order to retain or attract customers, our revenues and financial condition will be materially and adversely affected.

         If the Internet is Not Accepted as an Advertising Medium, We Could Experience a Decrease in Revenues. Our Internet advertising customers and potential customers have only limited experience with the Internet as an advertising medium and neither they nor their advertising agencies have devoted a significant portion of their advertising budgets to Internet-based advertising in the past. In order for us to generate advertising revenues, advertisers and advertising agencies must direct a significant portion of their budgets to the Internet and, specifically, to our Internet sites. Acceptance of the Internet among advertisers and advertising agencies also depends to a large extent on the growth of use of the Internet by consumers, which is very uncertain, and on the acceptance of new methods of conducting business and exchanging information. If Internet-based advertising is not widely accepted by advertisers and advertising agencies, our revenues and financial condition will be materially and adversely affected. In addition, users can purchase software that is designed to block banner advertisements from appearing on their computer screens as the user navigates on the Internet. This software is intended to increase the navigation speed for the user. Our revenues could be materially reduced if this software or other ad-blocking technology becomes widely-used.

         If Our Brand is Not Accepted or Maintained, Our Financial Results Could be Adversely Affected. Acceptance of our CNET brand will depend largely on our success in providing high quality Internet and television programming. If consumers do not perceive our existing Internet and television content to be of high quality, or if we introduce new Internet channels or television programs or enter into new business ventures that are not favorably received by consumers, we will not be successful in promoting and maintaining our brand. If we are unable to provide high quality content and services or fail to promote and maintain our CNET brand, our revenues and financial condition will be materially and adversely affected. In addition, we expect to incur losses in 1999 as a result of our recently announced marketing campaign.

         Inability to Attract and Retain Key Personnel Could Adversely Affect Our Ability to Operate. Our success depends to a large extent on the continued services of Halsey M. Minor, Shelby W. Bonnie and the other members of our senior management team. In particular, the loss of the services of Mr. Minor or Mr. Bonnie, our founders, could have an adverse effect on us due to their crucial role in our strategic development. Our success is also dependent on our ability to attract, retain and motivate other officers, key employees and personnel. We do not have "key person" life insurance policies on any of our officers or other employees. The production of our Internet and television content and services requires highly skilled writers and editors and personnel with sophisticated technical expertise. We have encountered difficulties in attracting qualified software developers for our Internet channels and related technologies. If we do not attract, retain and motivate the necessary technical, managerial, editorial and sales personnel, there could be a material adverse effect on our business and operating results.

         We Have Risks Associated With Television Distribution and We Are Dependent on the Networks That Carry Our Television Programming, Which Could Adversely Affect Our Financial Condition. Our television programming is currently carried on the USA Network and the Sci-Fi Channel, both of which are owned by USA Networks, pursuant to an agreement that has been extended through September 30, 1999. We cannot assure you that we will be able to obtain distribution for our television programming after September 30, 1999. We recently entered into a three year agreement with NBC providing for our television programming to be carried primarily on CNBC starting in October 1999, subject to the closing of the transaction forming NBC Internet, to which we are a party. We cannot assure you that the NBC Internet transaction will close, and we therefore cannot assure you that our television programming will be carried on CNBC starting in October 1999. If the NBC Internet transaction does not close and we are unable to find an alternative carrier for our television programming, our brand, revenues and financial condition may be materially and adversely affected.


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         Risks Associated With Technological Change Could Adversely Affect Our
Ability to Operate. Characteristics of the market for Internet products and services include:
         o   rapid technological developments

         o   frequent new product introductions

         o   evolving industry standards

The emerging character of these products and services and their rapid evolution requires that we continually improve the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure you that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our Internet channels and services and could fundamentally affect the character, viability and frequency of Internet-based advertising. Any of these events could have a material adverse effect on our financial condition and operating results.

         Our Failure to Develop and Maintain Relationships With Third Parties Could Adversely Affect Our Financial Condition. We rely on the cooperation of owners and operators of other Internet sites in connection with the operation of our Internet channels and services. We cannot assure you that this cooperation will be available on acceptable commercial terms or at all. Our ability to develop original and compelling Internet content and service is also dependent on maintaining relationships with and using products provided by third party vendors of Internet development tools and technologies, including:

         o   Macromedia's Shockwave

         o   Microsoft's ActiveX

         o   Progressive Networks' RealAudio

         o   Sun Microsystems' Java

Our ability to advertise on other Internet sites and the willingness of the owners of these sites to direct users to our Internet channels through hypertext links are also critical to the success of our Internet operations. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to capitalize on these relationships, our financial condition and operating results will be materially and adversely affected.

         We May Have Difficulties With Our Acquisitions and Investments, Which Could Adversely Affect Our Growth and Financial Condition. From time to time, we consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by us to pursue a significant business expansion or new business opportunity could:

         o require us to invest a substantial amount of capital, which could have a material adverse effect on our financial condition and our ability to implement our existing business strategy

         o require us to issue additional equity interests, which would be dilutive to our current stockholders

         o   result in operating losses

         o place additional, substantial burdens on our management personnel and our financial and operational systems

We cannot assure you that we will have sufficient capital to pursue any investment or acquisition, that we will be able to develop any new Internet channel or service or other new business venture in a cost effective or timely manner or that these ventures would be profitable.

         We May Have Difficulties With Our Business Combinations and Strategic Alliances, Which Could Adversely Affect Our Growth and Financial Condition. We may choose to expand our operations or market presence by entering into:

         o   agreements


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         o   business combinations

         o   investments

         o   joint ventures

         o   other strategic alliances with third parties.

Any transaction will be accompanied by risks, which include, among others:

         o the difficulty of assimilating the operations, technology and personnel of the combined companies

         o   the potential disruption of our ongoing business

         o the possible inability to retain key technical and managerial personnel

         o additional expenses associated with amortization of goodwill and other purchased intangible assets

         o additional operating losses and expenses associated with the activities and expansion of acquired businesses

         o the possible impairment of relationships with existing employees and advertising customers.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any transaction or that any transaction will be profitable.

         We Depend on Intellectual Property Rights and Others May Infringe Upon Those Rights, or These Rights May Become Obsolete, Adversely Affecting Our Business. We rely on trade secret, trademark and copyright laws to protect our proprietary technologies and content. We cannot assure you that:

         o   these laws will provide sufficient protection

         o others will not develop technologies or content that are similar or superior to ours

         o third parties will not copy or otherwise obtain and use our technologies or content without authorization.

Any of these events could have a material adverse effect on our business.

         We May Not be Able to Acquire or Maintain Our Domain Names, Which Could Limit Our Ability to Operate Our Online Division. We currently hold various Web domain names relating to our brand and sites. The acquisition and maintenance of domain names generally is regulated by government agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. For example, the Internet Corporation for Assigned Names and Numbers recently selected a number of companies to tap into Network Solutions, Inc.'s domain name registration system. Network Solutions was previously the exclusive registrar for the ".com," ".net," and ".org" generic top-level domains. We cannot assure you that we will be able to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We therefore may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Any inability to acquire or maintain domain names could have a material adverse effect on our business.

         Changes in Regulations Could Adversely Affect the Way That We Operate. It is possible that new laws and regulations will be adopted covering issues related to the Internet, including:

         o   privacy

         o   copyrights

         o   obscene or indecent communications

         o pricing, characteristics and quality of Internet products and services

The adoption of restrictive laws or regulations could:

         o   decrease the growth of the Internet

         o   reduce our revenues


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         o   expose us to significant liabilities

We cannot be sure what effect any future material noncompliance by us with these laws and regulations or any material changes in these laws and regulations could have on our business.

         If Use of the Internet Does Not Continue to Grow, We May Not Have a Sufficient Base of Users to Support Our Business. The rapid growth in the use of and interest in the Internet is a recent phenomenon. We cannot assure you that acceptance and use of the Internet will continue to develop or that a sufficient base of users will develop to support our business.

         We also cannot assure you that the Internet infrastructure will be able to support the demands placed upon it by:

         o   increases in the number of users

         o   an increase in frequency of use

         o   an increase in the bandwidth requirements of users

In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased government regulation. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure does not effectively support growth that may occur, our revenues and financial condition would be materially and adversely affected.

         We Have Capacity Constraints and May be Subject to System Disruptions, Which Could Adversely Affect Our Revenues. Our ability to attract Internet users and maintain relationships with advertising and service customers depends on the satisfactory performance, reliability and availability of our Internet channels and our network infrastructure. Our Internet advertising revenues directly relate to the number of advertisements delivered by us to users. System interruptions that result in the unavailability of our Internet channels or slower response times for users would reduce the number of advertisements and sales leads delivered and reduce the attractiveness of our Internet channels to users and advertisers. We have experienced periodic system interruptions in the past and believe that such interruptions will continue to occur from time to time in the future. Any increase in system interruptions or slower response times resulting from these factors could have a material adverse effect on our revenues and financial condition.

         Our Internet and television operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. All of our servers and television production equipment are currently located in San Francisco, California, an area that is susceptible to earthquakes. Since launching our first Internet site in June 1995, we have experienced system downtime for limited periods due to power loss and telecommunications failures, and we cannot assure you that interruptions in service will not materially and adversely affect our operations in the future. We do not carry sufficient business interruption insurance and do not carry earthquake insurance to compensate us for losses that may occur. Any losses or damages that we incur could have a material adverse effect on our financial condition.

         Our Business Involves Risks of Liability Claims for Our Internet and Television Content, Which Could Result in Significant Costs. As a publisher and a distributor of content over the Internet and television, we face potential liability for:

         o   defamation

         o   negligence

         o   copyright, patent or trademark infringement

         o other claims based on the nature and content of the materials that we publish or distribute

These types of claims have been brought, sometimes successfully, against online services. In addition, we could be exposed to liability in connection with material indexed or offered on our sites. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to


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reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our financial condition.

         Unauthorized Persons Accessing Our Systems Could Disrupt Our Operations and Result in the Theft of Our Proprietary Information. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. We may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by breaches in security. For example, so-called "spiders" have and can be used in efforts to copy our databases, including our database of technology products and prices.

         Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. To the extent that our activities or the activities of third party contractors involve the storage and transmission of proprietary information, such as computer software or credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot assure you that contractual provisions attempting to limit our liability in these areas will be successful or enforceable, or that other parties will accept such contractual provisions as part of our agreements.

         Our Inability to Utilize Technology That We Do Not Own Could Disrupt Our Operations. We rely on technology licensed from third parties. We cannot assure you that these third party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all.

         Our Substantial Debt Exposes Us to Risks That Could Adversely Affect Our Financial Condition. As a result of the sale of our 5% convertible subordinated notes in March 1999, we incurred $172.9 million of additional debt. Along with the notes, we may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

         o   make it difficult for us to make payments on the notes

         o make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes

         o limit our flexibility in planning for, or reacting to changes in, our business

         o make us more vulnerable in the event of a downturn in our business

We cannot assure you that we will be able to meet our debt service obligations, including our obligations under the notes.

          We May be Unable to Pay Our Debt Service and Other Obligations, Which Could Adversely Affect Our Financial Condition and Cause Us to Default Under the Notes. Our operating income and cash flow generated during 1998 would have been insufficient to pay the amount of interest payable annually on our indebtedness, including our notes. We currently expect to spend approximately $100.0 million within the next six to eighteen months in connection with our recently announced marketing campaign, and anticipate that we will incur losses in 1999 as a result. We cannot assure you that we will be able to pay interest and other amounts due on the notes or our other indebtedness. The interest payable on our notes is $8,645,750 each year. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness. Any default under our indebtedness could have a material adverse effect on our financial condition.

         Year 2000 Problems For Us, Our Suppliers or Our Customers Could Increase Our Liabilities or Expenses and Impact Our Profitability . We are in the assessment phase of our year 2000 program. We cannot assure you that we will not experience serious unanticipated negative consequences and/or additional material costs caused by undetected errors or defects in the technology used in our internal systems, or by failures of our vendors/partners to address their year 2000 issues in a timely and effective manner.

         The Price of Our Common Stock is Subject to Wide Fluctuation. The trading price of our common stock is subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of events and factors, including:

         o   quarterly variations in operating results

         o   announcements of innovations

         o new products, strategic developments or business combinations by us or our competitors

         o   changes in our expected operating expense levels or losses

         o changes in financial estimates and recommendations of securities analysts

         o the operating and securities price performance of other companies that investors may deem comparable to us

         o   news reports relating to trends in the Internet

         o   other events or factors

         In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock.

         We Have a Substantial Number of Shares of Common Stock That May Be Sold, Which Could Affect the Trading Price of Our Common Stock. We have a substantial number of shares of common stock subject to stock options and warrants, and our notes may be converted into shares of common stock. We cannot predict the effect, if any, that future sales of shares of common stock or notes, or the availability of shares of common stock or notes for future sale, will have on the market price of our common stock. Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options or warrants or the conversion of the notes, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and notes.

         Provisions of Our Certificate of Incorporation, Bylaws and Delaware Law Could Deter Takeover Attempts. Some provisions in our certificate of incorporation and bylaws could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Our stockholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the current market price for our common stock. Among other things, our certificate of incorporation and bylaws:

         o authorize our board of directors to issue preferred stock in series with the terms of each series to be fixed by our board of directors

         o divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year

         o   permit directors to be removed only for cause

         o specify advance notice requirements for stockholder proposals and director nominations

         In addition, with certain exceptions, the Delaware General Corporation Law restricts or delays mergers and other business combinations between us and any stockholder that acquires 15% or more of our voting stock.

                          ----------------------------

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the date of any sale of the shares.

                          ----------------------------

                    INCORPORATION OF DOCUMENTS BY REFERENCE

         Our fiscal year ends December 31. We furnish our stockholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and current reports, proxy statements, and other information with the SEC. Instead of repeating in this prospectus information that we have already filed with the SEC, rules of the SEC permit us to incorporate by reference the information we file with them. These rules mean that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC. These documents are considered to be part of this prospectus. Any documents that we file with the SEC in the future will also be considered to be part of this prospectus and will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares of common stock offered by this prospectus.

         o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by our Form 10-K/A filed July 15, 1999 and our Form 10-K/A filed August 2, 1999

         o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999

         o Our Reports on Form 8-K filed March 1, 1999, March 17, 1999, April 1, 1999, April 23, 1999, May 14, 1999 and May 17, 1999

         o   Our Proxy Statement filed April 22, 1999

         o The description of our common stock contained in our Registration Statement on Form 8-A filed June 17, 1996, including any amendments or reports filed for the purpose of updating such description

                       WHERE YOU CAN GET MORE INFORMATION

         We have filed a registration statement with the SEC to register the common stock that the selling stockholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC's rules, we have not included in this prospectus all of the information that is included in the registration statement. At your request, we will provide you, without charge, a copy of the registration statement or any of the exhibits to the registration statement. If you want more information, write or call us at:

                                   CNET, Inc.
                              150 Chestnut Street
                        San Francisco, California 94111
                           Telephone: (415) 395-7800
                       Attention: Chief Financial Officer

         You may also obtain a copy of any filing we have made with the SEC directly from the SEC. You may either:

         o read and copy reports, statements or other information we have filed with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. or

         o obtain copies of documents that we have filed with the SEC on the SEC's internet web site at http://www.sec.gov

         You can get more information about the SEC's public reference room by calling the SEC at 1-800-SEC-0330.

                          ----------------------------

         Information contained on our Internet network will not be deemed to be part of this prospectus.

                              SELLING STOCKHOLDERS

         The table below sets forth information with respect to the beneficial ownership of our common stock by the selling stockholders immediately prior to this offering and as adjusted to reflect the sale of shares of our common stock in the offering. All information with respect to the beneficial ownership has been furnished by the respective selling stockholders. Percentages are based on the 72,063,869 shares of common stock outstanding on June 30, 1999.


                                              Beneficial Ownership                       Beneficial Ownership
                                                Prior to Offering                           After Offering
                                   -------------------------------------------       ---------------------------
                                   Number of         Percent of      Shares to        Number of       Percent of
Name of Beneficial Owner             Shares            Class          be Sold           Shares          Class
------------------------           ---------         ----------      ---------        ---------       ----------
Benjamin Chiu                       652,300            0.905%          326,150         326,150          0.453%

Ming Chien                          181,210            0.251%           90,605          90,605          0.126%

Nick Horng                           72,478            0.101%           36,239          36,239         0.0503%

Kilferra Management Ltd.             40,830            0.057%           20,415          20,415         0.0283%

Dragonvision International           34,464            0.048%           17,232          17,232         0.0239%
Corp.

Primus Holdings (BVI) Inc.            9,002            0.013%            4,501           4,501          0.006%

Infopro Investment, Inc.              9,002            0.013%            4,501           4,501          0.006%

Heayoon Woo                           1,800            0.003%              900             900          0.001%

Michael Mohr                          4,698            0.007%            2,349           2,349          0.003%

Custodian FBO

Jeffrey C. Mohr UTMA

Tae Hea Nahm                            450           0.0006%              225             225         0.0003%

Hardepler Family Partnership            522           0.0007%              261             261         0.0003%

Benson Lee                            9,002            0.013%            4,501           4,501          0.006%

Robert Su                             9,002            0.013%            4,501           4,501          0.006%

Peter Ow                              9,009            0.013%            4,501           4,501          0.006%

                              PLAN OF DISTRIBUTION

         The sale of the shares offered in this prospectus may be effected from time to time directly or by one or more broker-dealers or agents in one or more transactions on Nasdaq, in negotiated transactions, or through a combination of such methods of distribution, at prices related to prevailing market prices or at negotiated prices.

         In the event one or more broker-dealers or agents agree to sell the shares, they may do so by purchasing the shares as principals or by selling the shares as agent for the selling stockholders. Any broker-dealer that does this may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders or the purchasers of the shares for which the broker-dealer may act as agent or to whom they sell as principal, or both, which compensation as to a particular broker-dealer may be in excess of customary compensation.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market-making activities with respect to our common stock for the applicable period under Regulation M of the Exchange Act prior to the commencement of such distribution. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares.

         In order to comply with some state securities laws, if applicable, our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In some states, our common stock may not be sold unless it has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                USE OF PROCEEDS

         We will not receive any proceeds from the offering.

                                 LEGAL MATTERS

         The validity of the shares offered in this prospectus will be passed upon for us by Hughes & Luce, L.L.P., Dallas, Texas.

                                    EXPERTS

         Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.